EXHIBIT 99.1

Re:    Letter to the Ministry of Communications

Ramat Gan, Israel – November 6, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company hereby reports that it has sent the following letter to Israel’s Minister of Communications.

The letter below constitutes a translation of the letter published by the Company in Israel The Hebrew version represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

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To: Minister of Communications, MK David Amsalem

CC: Attorney General, Dr. Avihai Mandelblit

Re : Urgent, B Communications Ltd. - Control Permit

On behalf of our company, B Communications Ltd. (hereinafter: “BCOM” or the “Company”), and following a request for a control permit submitted to the Ministry of Communications on July 4, 2019 on behalf of the Searchlight-Forer Group (“Searchlight”), we are urgently writing to you as follows:

1.	To the best of our knowledge, a draft permit for a control of permit in Bezeq The Israeli Telecommunication Corp Ltd (“Bezeq”) for the companies of Searchlight and TNR, which was approved the professional staff of the Ministry of Communications, has been handed to the Minister for his signature.

The company has been very surprised and disturbed by stories in the media that the Minister is considering not to sign the control permit if the Attorney General does not approve it.

2.	The question whether the Minister will sign or not is a factual question of a conflict of interest: if the Minister does not have a business, social or family relationship with Searchlight, TNR or any of their controlling shareholders, there is no reason for the Minister not to sign or delay his signature; this is a question that resides with the Minister alone and not with the Attorney General.

3.	This is a high value deal, a transaction that protects the money invested by the public in BCOM and the Bezeq group, and a deal that injects hundreds of millions of dollars to strengthen and improve the Israeli communications market.

4.	Any (further) delay in approving the transaction may cause irreparable damage to the public’s investments and pensions as well as to Bezeq itself.

5.	If the transaction fails to close, these investments are expected to run into unprecedented financial turmoil and wipe out billions of shekels of the Israeli public. The risk is huge. Furthermore, delaying the transaction may cause financial turmoil in one of the largest telecommunications companies in Israel and cause damage to the Israeli telecommunications market, the public and consumers of telecommunications services in Israel.

6.	As we know, over the past two years, the entire group has been subject to insolvency proceedings and substantial financial turmoil. These proceedings place a huge NIS 3 billion public debt in jeopardy that was taken by the Group’s companies. Most of this public debt is tradable debentures held by private investors, pension funds, provident funds, Hishtalmut funds, mutual funds and institutional entities in Israel.

7.	During July-August 2019, all of the Company’s stakeholders approved a settlement offer by Searchlight (together with the Israeli Forer Group), which aims to settle the Company’s debts and allow early repayment of a large portion of its debts, and continue servicing the outstanding balance without wiping or spreading it out. Furthermore, the arrangement also provides to the debenture holders of Internet Gold - the parent company of BCOM - a proper and optimal solution (although it involves painful debt discharge).

8.	At the same time, the arrangement proposal, as approved, allows the stabilization of the control in Bezeq, Israel’s national public telecommunications company, and transferring of the control of the entire group to a recognized entity, with many means and reputation and rich experience in the international communications market. Such stability and the new control are equally needed for Bezeq itself - which the Minister and his ministry staff are the ones responsible for its stability and proper functioning, especially given the negative material events that occurred in Bezeq in the past year and which reinforce the need for the urgent closing of the transaction.

9.	All parties involved in approving the arrangement offer acted tirelessly to approve the arrangement in the shortest timeframes, and indeed during August 2019, the proposal was approved by an almost absolute majority of the debenture holders and shareholders of BCOM and Internet Gold, and the court’s approval (by Justice Eitan Orenstein.)

10.	The communication control permit from the Minister of Communications is the last approval required to complete the transaction.

11.	The Searchlight transaction went through the most difficult hurdles and received all the necessary approvals, except for the approval of the Minister of Communications. Please see the long series of approvals received for the arrangement:

Israel Competition Authority Approval - Received.
District Court President approval - Received.
Tax Authority approval - Received.
Israel Stock Exchange Approval - Received.
Nasdaq approval - Received.

Certification of Israel Securities Authority - Not formally required but the Securities Authority has stated that it has no objection to the arrangement.

Israeli shareholders’ approval - Received.
US shareholders’ approval - Received.

Official Receiver approval - Received.
Debenture Holders (Series C) approval - Received. (NIS 2.5 billion in public debt.)
Debenture Holders (Series B) approval - Received. (NIS 300 million public debt.)
Internet Gold’s debenture holders approval - Received. (NIS 700 million public debt.)
Board approvals of all relevant companies.

Beyond that, the Searchlight group also passed all qualifications and security tests that determined this was a high quality and appropriate group.

All of these approvals have been received with a clear understanding by the public, the Court and regulatory agencies that this is a deal designed to enable compliance with the important legal provisions - and perhaps even more so - to save NIS 3 billion of public funds, provident funds and pension funds that could be severely damaged and lost. All of these approvals were timely received with an understanding of the urgency of the event. This deal also solves the problem of the “concentration law” - a law that only allows us a few more days to comply with.

12.	In addition, all the relevant entities identified the inherent advantage and significant value of the investment of a high-quality U.S. company in the State of Israel and in the Israeli communications market. International investment into the State of Israel is a major advantage for Israel and its citizens.

13.	Therefore, and with all due respect, the Company finds it appropriate to approach the Minister and present him with this request, so that he please act tirelessly and urgently to complete all the procedures necessary to obtain a control permit, which is the last hurdle remaining to close the transaction and save the public’s investments.

14.	The Company and anyone acting on its behalf are at your disposal for any assistance or any action, and we request that the control permit process (with the Company and Searchlight) be completed for the professional and substantive reasons without delay, to timely close the transaction.

Sincerely,
Ami Barlev, CEO

Copy: Nati Cohen, Director General of the Ministry of Communications

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.